

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

William Tay
President
Acantha Acquisition Corp.
Belenus Acquisition Corp.
Cepheus Acquisition Corp.
2000 Hamilton Street, #943
Philadelphia, PA 19130

Re: Acantha Acquisition Corp.
Amendment No. 2 to Form 10
Filed October 26, 2010
File No. 000-54120

Belenus Acquisition Corp.
Amendment No. 2 to Form 10
Filed October 26, 2010
File No. 000-54121

Cepheus Acquisition Corp.
Amendment No. 2 to Form 10
Filed October 26, 2010
File No. 000-54122

Dear Mr. Tay:

We have reviewed your response to our prior comment letter to you dated October 13, 2010 and have the following additional comments.

General

1. Please revise these three registration statements to address any comments you have received on the Forms 10 filed by Daedalus Ventures, Inc., Kallisto Ventures, Inc. and Neptunus Ventures Ventures, Inc.

2. We note your response to our prior comment 3 and reissue in part. Because Mr. Tay is the only person serving in a management capacity, please revise to delete references on pages 4 and 5 of your filing to your "members" of management.

Item 5. Directors and Executive Officers, page 12

3. We note your response to our prior comment 14. Please revise to disclose the name of corporations or other organizations in which Mr. Tay served as an employee for the last five years or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: William Tay
         Facsimile: (215) 405-8018